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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                                   PANJA INC.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    001801109

                                 (CUSIP Number)

                               SCOTT DENNIS MILLER
                               11515 HILLCREST RD.
                               DALLAS, TEXAS 75230
                                 (214) 369-1682
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                    Copy to:

                               MICHAEL D. WORTLEY
                             VINSON & ELKINS L.L.P.
                            3700 TRAMMELL CROW CENTER
                                2001 ROSS AVENUE
                               DALLAS, TEXAS 75201
                                 (214) 220-7732

                                 MARCH 20, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP NO.                                                              001801109


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   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

            Scott Dennis Miller
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   2     Check the appropriate box if a member of a group                (a) [ ]
                                                                         (b) [ ]
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   3     SEC use only

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   4     Source of Funds                                                      PF

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   5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)                                                        [ ]
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   6     Citizenship or Place of Organization        United States of America

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                                    7    Sole Voting Power            1,864,435

  Number of Shares Beneficially     --------------------------------------------
                                    8    Shared Voting Power                  0

     Owned by Each Reporting        --------------------------------------------
                                    9    Sole Dispositive Power       1,864,435

           Person With              --------------------------------------------
                                    10   Shared Dispositive Power             0

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  11     Aggregate Amount Beneficially Owned by each Reporting Person

         1,864,435
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  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

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  13     Percent of Class Represented by Amount in Row (11)(1)            16.6%

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  14     Type of Reporting Person                                           IN

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(1)      Based on 11,127,594 shares of Common Stock outstanding, consisting of
         (i) 9,966,478 shares of Common Stock outstanding as of December 31, 2000, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2000, plus (ii) 1,161,116 shares of Common Stock issued by the Issuer on March 20, 2001.


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         This Amendment No. 2 amends Items 3 and 5 contained in the Schedule 13D dated July 15, 1996, amended by Amendment No. 1 dated January 30, 2001 and by Amendment No. 2 dated February 22, 2001 (the "Original Schedule 13D"), and filed by the Reporting Person. Items 1, 2, 4, 6 and 7 of the prior filings remain unchanged.

         Unless otherwise indicated, capitalized terms used but not defined herein which are defined in the Original Schedule 13D shall have the meanings assigned to such terms in the Original Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to a Subscription Agreement between the Reporting Person and the Issuer dated February 22, 2001 (the "Subscription Agreement"), the Reporting Person purchased on March 20, 2001, 348,335 shares of Common Stock at a price per share of $4.3062, for an aggregate purchase price of $1,500,000.18, which was paid in cash with personal funds.

         In connection with his service as the chief executive officer of the Issuer, the Reporting Person has entered into a Stock Option Agreement (the "Stock Option Agreement") with the Issuer dated February 22, 2001, whereby the Reporting Person has been granted an option to acquire an aggregate of 300,000 shares of Common Stock at an exercise price per share of $4.25, of which 100,000 shares are fully vested as of February 22, 2001, and of which an additional 100,000 shares shall become vested on each of the first and second anniversaries of such date. The Stock Option Agreement also provides for full acceleration of any unvested shares covered by the Stock Option Agreement upon the occurrence of certain events which are more fully described in the Stock Option Agreement. In connection with his service as a director of the Issuer, the Issuer granted to the Reporting Person options to acquire an aggregate of 5,000 shares of Common Stock on September 3, 1999, and options to acquire 10,000 shares of Common Stock on May 4, 1999, of which options to acquire 2,500 shares of Common Stock remain exercisable by the Reporting Person.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) & (b) As of March 20, 2001, the Reporting Person beneficially owned 1,864,435 shares of the Common Stock, which constitutes approximately 16.6% of the total of (i) 9,966,478 shares of Common Stock outstanding as of December 31, 2000, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2000, plus (ii) 102,500 shares of Common Stock subject to vested options held by the Reporting Person, plus (iii) 1,161,116 shares of Common Stock issued by the Issuer on March 20, 2001. The Reporting Person, either directly or indirectly, has the sole power to vote or to direct the vote of, or to dispose or to direct the disposition of, such shares of Common Stock. The 1,864,435 shares of Common Stock reported as beneficially owned by the Reporting Person include 102,500 shares of Common Stock subject to options exercisable within 60 days.

         (c) As described in Item 3, the Reporting Person, pursuant to the Subscription Agreement, purchased on March 20, 2001, 348,335 shares of Common Stock at a price per share of $4.3062, for an aggregate purchase price of $1,500,000.18, which was paid in cash with personal funds.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock.

         (e) Not applicable.

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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: March 23, 2001
                                  /s/ SCOTT D. MILLER
                                  ----------------------------------------------
                                  SCOTT DENNIS MILLER



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